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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                                              Commission File
                                                                Number (1-10113)

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
     [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ] Form N-SAR

         For Period Ended: September 30, 2003
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[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              ----------------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant        HALSEY DRUG CO., INC.
                       -----------------------------
Former Name if Applicable



Address of Principal Executive Office (Street and Number)

695 No. Perryville Road

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City, State and Zip Code

Rockford, Illinois 61107

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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-K, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         On May 9, 2003, the Company filed its annual report on Form 10-K for the year ended December 31, 2002. The Company's Form 10-K was reviewed by the United States Securities and Exchange Commission (the "SEC"). The Company's Form 10-K/A was released for filing by the SEC on or about October 17, 2003. In addition, on November 6, 2003, the Company announced the implementation of a restructuring of its operations, including the closure of a number of sites and substantial employee layoffs. The delay in the filing of the Form 10-K/A combined with the review of the impact of the restructuring on the Company's financial statements delayed the availability of financial information required to complete and file the Form 10-Q for the fiscal quarter ended September 30, 2003. Management anticipates the preparation and filing of Company's Form 10-Q for the fiscal quarter ended September 30, 2003 on or before the 5th calendar day following its prescribed due date.
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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Peter Clemens, Chief Financial Officer      (815)     399-2060
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                  (Name )                         (Area Code) (Telephone Number)


         (2)      Have all other periodic reports required
                  under Section 13 or 15(d) of the Securities
                  Exchange Act of 1934 or Section 30 of the
                  Investment Company Act of 1940 during the      [X ] Yes No [ ]
                  preceding 12 months or for such shorter
                  period that the registrant was required
                  to  file such report(s) been filed?
                  If the answer is no, please identify report(s).

         (3)      Is it anticipated that any significant
                  change in results of operations from the       [ ] Yes No [X ]
                  corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                              HALSEY DRUG CO., INC.
                              ---------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 14, 2003                    By:  /S/ PETER A. CLEMENS
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                                               Peter A. Clemens, Vice President
                                               and Chief Financial Officer